                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CASINOVATIONS INCORPORATED
------------------------------------------------------------------------
                            (Name of Issuer)

                      Common Stock $.001 par value
------------------------------------------------------------------------
                     (Title of Class of Securities)

                               14761P 10 4
------------------------------------------------------------------------
                             (CUSIP Number)

  Timothy P. Leybold; 6744 S. Spencer Street, Las Vegas, Nevada  89119;
                              Tel: (702) 733-7195
------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                               May 28, 1999
------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP NO.   1476P 10 4                    PAGE    2    OF    4    PAGES
          ----------------                     -------    -------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          James E. Crabbe
          James E. Crabbe Revocable Trust

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [ ]
          Not applicable.

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          James E. Crabbe - United States
          James E. Crabbe Revocable Trust - Oregon

               7    SOLE VOTING POWER
                         2,278,570
  NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY             -0-
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING              2,278,570
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,278,570

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                      [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32%

14    TYPE OF REPORTING PERSON*
          IN; OO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

      This  Schedule 13D ("Schedule 13D") of James E. Crabbe  and
James E. Crabbe Revocable Trust is filed with respect to his ownership of the common stock, $.001 par value of Casinovations
Incorporated, a Nevada corporation.

ITEM 1.   SECURITY AND ISSUER

     Common  Stock,  $.001  par  value (the  "Common  Stock")  of
     Casinovations  Incorporated  (the  "Issuer");  6744  Spencer
     Street, Las Vegas, Nevada 89119.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)   James  E.  Crabbe and James E. Crabbe Revocable  Trust
     (the "Reporting Persons")

     (b)  121 S. W. Morrison, Suite 1400, Portland, Oregon 97204

     (c)   President and Chief Investment Officer of Crabbe Huson
     Group

     (d) The Reporting Persons have not during the last five years been convicted in a criminal proceeding.

     (e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr.  Crabbe  is  a  citizen of the  United  States  of
     America.   The James E. Crabbe Revocable Trust was organized
     under the laws of Oregon.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities reported herein for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     James E. Crabbe and James E. Crabbe Revocable Trust


                               PRESENTLY OWNED    PERCENTAGE<F1>

Sole Voting Power                 2,278,570             32%

Sole Dispositive Power            2,278,570             32%

Total Beneficial Ownership        2,278,570             32%

_________________________

<F1>  These  percentages reflect the percentage  share  ownership with  respect to 7,094,687 shares, the number of shares of common
Stock outstanding as of March 31, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 1999

                              /s/ James E. Crabbe
                              -----------------------------------
                              James E. Crabbe

                              JAMES E. CRABBE REVOCABLE TRUST


                              By:  /s/ James E. Crabbe
                                 --------------------------------
                                   James E. Crabbe, Trustee

                                4